06/27/00



JOHN HANCOCK SMALL CAP GROWTH FUND

Exhibit - Item 77



	Sub-Item 77.C.

	(a)	December 6, 1999


(b)	On December 6, 1999, a special meeting of John Hancock
Special Equities Fund was held. The shareholders approved the proposal to approve an Agreement and Plan of Reorganization between the series named John Hancock
Special Equities Fund and John Hancock Small Cap Growth
Fund, a series of John Hancock Series Trust.

12,235,735.175 shares were voted for the proposal, 488,042.765 shares were voted against the proposal and 1,000,923.661 shares abstained.


S:\nsar\exhibits\matters\smallcapgrowth.doc